Writer’s Direct Dial: +1 212 225 2742 E-Mail: msalerno@cgsh.com

April 27, 2011

VIA EDGAR CORRESPONDENCE

H. Roger Schwall

Assistant Director

Mail Stop 4628

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-7553

Re:	Alpha Natural Resources, Inc. Amendment No. 2 to Registration Statement on Form S-4 (Filed April 21, 2011, File No. 333-172888)

Dear Mr. Schwall:

On behalf of Alpha Natural Resources, Inc., and further to the telephone conversations that the staff of the Securities and Exchange Commission had this afternoon with each of me and Mr. Minh Van Ngo of Cravath, Swaine & Moore LLP, set forth below are our proposed revisions to pages 80 and 81 of the above-referenced Amendment No. 2 to Registration Statement on Form S-4 (proposed additions are underlined; proposed deletions are in ~~strikethrough~~):

“On January 14, 2011, the board of directors of Massey held a meeting to discuss the status of the strategic review process. In addition to all of the members of the Massey board of directors, also present were Mr. Grinnan, Mr. Harvey, several other members of Massey management, representatives from Perella Weinberg and representatives from Cravath. The board of directors of Massey and representatives from Cravath discussed the fiduciary obligations of Massey’s management and directors in connection with Massey’s strategic alternatives. Representatives of Perella Weinberg gave ~~a~~an informational presentation ~~regarding (i)~~summarizing (i) certain publicly available information on the coal industry in general, (ii) stand-alone prospects for Massey, Alpha and Company C and (iii) the qualitative and quantitative merits of potential combinations of Massey with both Alpha and Company C, including an analysis of synergies. ~~In its presentation on the coal industry, Perella Weinberg discussed (i) relative stock performance of various public coal companies, (ii) key industry trends, (iii) trading multiples of various public companies, (iv) key pricing dynamics and (v) selected analyst comments on industry trends. In its presentation on Massey, Alpha and Company C as stand-alone entities, Perella Weinberg discussed (i) each company’s stock price performance, (ii) analyst projections, (iii) selected analyst commentaries, (iv) operations and reserves, (v) strategic plans and (vi) valuation analyses. In its presentation on possible business combinations of Massey with each of Alpha and Company C, Perella Weinberg discussed (i) transaction terms, as set forth in each of Alpha’s and Company C’s then most recent preliminary proposals, (ii) comparative valuation data, (iii) the relative historical implied offer prices of the respective proposals, (iv) the relative sensitivity of the respective proposals to changes in the stock prices of Alpha and Company C, (v) certain pro-forma financial~~

~~statistics and (vi) the rationale for combinations with Alpha and Company C.~~ A discussion ensued regarding the quality of the assets of Alpha and Company C. Various members of the board of directors of Massey and representatives of Cravath and Perella Weinberg discussed the importance of deal certainty, including the ability of each entity to close a merger, and compared the relative risks of the existing proposals, including the ability and likelihood of each entity to operate the combined entity effectively, realize synergies and achieve their respective financial projections of cost savings. A discussion ensued regarding a comparison of the possible synergies with each of Alpha and Company C, and those present took note of management’s assessment that realizable synergies, based on their operations, products and reserves, from a combination with Alpha were likely to be greater than those from a combination with Company C. Those present discussed the potential terms of a potential business combination, including tax treatment, deal certainty, antitrust matters, form of consideration and risk of value fluctuations between signing and closing. The board of directors of Massey also discussed Company C’s request in their January 11, 2011 letter to extend the deadline for submission of a revised proposal and determined that delaying the process would not be in the best interests of Massey’s stockholders. The board of directors of Massey also discussed Company C’s request in their January 11, 2011 letter to extend the deadline for submission of a revised proposal and determined that delaying the process would not be in the best interests of Massey’s stockholders. The board of directors of Massey also discussed other strategic alternatives, including the possibility of placing certain reserves in a special purpose vehicle to be taken public in an effort to realize value and establish a baseline of value for the remaining reserves. The Massey board of directors, however, continued to focus on conventional strategic alternatives that had been analyzed throughout the strategic review process. Having received no additional contact from Company B, the board of directors focused its review of strategic alternatives on a potential business combination with Alpha and Company C or remaining a stand-alone entity, which included focusing on one or more joint ventures to realize value and establish a baseline of the remaining reserves. The board of directors of Massey directed management and Perella Weinberg to solicit best and final offers from Alpha and Company C by January 24, 2011 to compare to Massey’s stand-alone plan.”

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Should you have any questions or comments regarding the foregoing, please contact Jeffrey S. Lewis or the undersigned of Cleary Gottlieb Steen & Hamilton LLP, counsel to Alpha, at (212) 225-2000.

Sincerely,

/s/ Matthew P. Salerno
Matthew P. Salerno

cc:	Vaughn R. Groves, Esq.
Alpha Natural Resources, Inc.

Richard R. Grinnan, Esq.
Massey Energy Company

Jeffrey S. Lewis, Esq.
Cleary Gottlieb Steen & Hamilton LLP

Robert I. Townsend III, Esq.
Minh Van Ngo, Esq.
Cravath, Swaine & Moore LLP

David M. Carter, Esq.
David Meyers, Esq.
Troutman Sanders LLP

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